Exhibit 99.1

PERNOD RICARD

A French Société Anonyme with a share capital of 291 590 460.90 €.
Registered office: 12, place des Etats-Unis, 75116 Paris

Paris Trade & Companies Registry No.: 582 041 943 RCS Paris

Notice of Shareholders' Meeting

The shareholders are hereby informed that they are convened to a Combined Annual Ordinary and Extraordinary Shareholders' Meeting to be held on Tuesday, November 7, 2006, at 10.45 a.m., at the CNIT, 2 place de la Défense, 92053 Paris – La Défense, in order to deliberate on the following agenda:

AGENDA

Items on the agenda presented to the Ordinary Shareholders Meeting:

1°)

Approval of the parent company financial statements for the financial year ended 30 June 2006;

2°)

Approval of the consolidated financial statements for the financial year ended 30 June 2006;

3°)

Allocation of the results for the financial year ended 30 June 2006 and distribution of dividends;

4°)

Approval of related-party agreements;

5°)

Renewal of Mr François Gérard's term of office as Director;

6°)

Setting the Directors' fees allocated to the Board of Directors;

7°)

Authorisation granted to the Board of Directors to purchase, retain or transfer the Company's shares;

Items on the Agenda presented to the Extraordinary Shareholders Meeting:

8°)

Authorisation granted to the Board of Directors to reduce the share capital by cancelling shares re-purchased previously;

9°)

Authorisation granted to the Board of Directors to award the Company's employees and directors stock options for the subscription of shares of the Company to be issued or for the purchase of existing shares;

10°)

Delegation of authority to the Board of Directors to issue share warrants in the event of a purchase offer with regard to the Company;

11°)

Delegation of authority to the Board of Directors to carry out capital increases reserved for the members of a company savings plan;

12°)

Capital decrease not due to losses;

13°)

Amendment of Article 32 of the bylaws;

14°)

Powers to carry out the necessary legal formalities.

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The agenda as well as the draft resolutions submitted to this General Meeting have been published in the Bulletin Des Annonces Légales Obligatoires on 2 October 2006 (Bulletin n°118).

All shareholders, regardless of the number of shares that they hold, shall be entitled to take part in the deliberations of this General Meeting or to be represented at such General Meeting by their spouse or another shareholder.

In order to be able to attend, vote by mail or be represented at the above-mentioned General Meeting, the holders of registered shares must have been registered in an account held by the Company for at least five days prior to the date set for the meeting; the holders of bearer shares must ask the authorised financial intermediary with whom their securities are entered in an account for an account recording certificate (“certificat d’inscription en compte”) stating that these securities are unavailable up until the date of the General Meeting. The certificate must be sent to or deposited by the financial intermediaries with Société Générale at the latest five days prior to the date set for the meeting.

In order to be able to vote by mail or by proxy, the holders of shares must, where applicable, request mail voting forms or proxy forms by a letter sent to the Company's registered office or to Société Générale, department des titres, 32, rue du Champ-de-Tir, BP 81236, 44312 Nantes Cedex 3, or to the intermediary with whom their shares are entered in an account so that the request is received six days at the latest prior to the date of the General Meeting.

Votes by mail or by proxy will only be taken into account in the case of forms which have been duly completed, and have been received at the Company's registered offices or at Société Générale at least three days prior to the General Meeting together with an account recording certificate as far as the holders of bearer shares are concerned.

It is reminded that, in accordance with Article 136 of French Decree No. 67-236 of 23 March 1967, any shareholder who has complied with any of the above formalities may nevertheless sell all or part of his shareholding during the minimum registration period for registered shares or the unavailability period with regard to bearer shares by informing the authorised account holder of the cancellation of this registration or of the unavailability period up to 3.00 p.m. Paris time on the day before the General Meeting, provided that, if the shareholder has already requested an admission card or already cast a distance vote or sent a proxy, such shareholder provides the authorised account holder with the information required in order to cancel the vote or to change the number of shares and votes corresponding to his vote.

The Board of Directors.

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